

July 3, 2013

Via E-mail
Larry L. Enterline
Chief Executive Officer
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, CA 95066

> **Re: Fox Factory Holding Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 18, 2013**
> **CIK No. 0001424929**

Dear Mr. Enterline:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

Prospectus summary, page 1

Our company, page 1

2. We note your response to our prior comment 5 and reissue in part. Please revise to either state as a belief of management, or substantiate your statement, that you are "a leading designer, manufacturer and marketer of high-performance suspension products . . . ." Please also tell us how you are measuring your market position and the source of the data

supporting this assertion. Finally, consistent with your response that you believe you are "a" leading designer, manufacturer and marketer, please revise the references to "[y]our leading position."

3. We note your response to our prior comment 9 and reissue. Please revise pages 5, 82, and 88 to remove references such as "passion for our products," and "employees who share our passion for performance."

Market opportunity, page 2

4. We note your response to our prior comment 14 and your disclosure on page 33 that your beliefs regarding the future growth of your industry are "supported by qualitative data and limited sources and may not be reliable." Please identify to us, with a view towards revised disclosure, the sources of information in the several factors you identify in bullet point format in this section in support of your statement that you are well positioned for growth.

Summary consolidated financial data, page 13

5. Reference is made to your response to our prior comment 20. We note that you have added a placeholder for supplemental pro forma earnings per share computations pursuant to the guidance in SAB Topic 1-B-3. As there is also a requirement for supplemental pro forma earnings per share computations as a result of your decision to use net proceeds from the offering to repay indebtedness under the Existing Credit Facility, please tell us how your presentation(s) will deal with the overlapping nature of the two transactions. That is, please explain whether you intend to separately present each of the two pro forma earnings per share computations or whether you intend to combine them in some fashion. In these circumstances, we would not object if you elected to present supplemental pro forma earnings per share computations only for the use of net proceeds repay indebtedness.

Business, page 78

Overview, page 78

Our company, page 78

6. Please revise to substantiate, or state as a belief, the statement that "OEMs will often prominently display and incorporate our products to improve the marketability and consumer demand for their high-performance models, which reinforces our brand image."

Track record of innovation and new product introductions, page 81

7. We note your statement that you believe you "are frequently among the first to commercialize innovative suspension products, as evidenced by our early introduction of mountain bike rear air shocks, motorcycle air shocks, high-performance snowmobile shocks, ATV air shocks and self-adjusting air negative springs." Please revise to expand upon this disclosure, including a discussion of when you introduced these products in comparison to other companies in your segment.

Our products, page 84

8. We note your response to our prior comment 35 and reissue in part. You provide large spans in pricing for your various products. Please revise to clarify the price ranges for the displayed lines of your business, including, for example, the Evolution, Performance, and Factory subcategories.

Intellectual Property, page 86

9. We note your response to our prior comment 36 and reissue in part. Please explain why you believe the terms of the Trademark Co-Existence Agreement with Fox Head, Inc., are not material in light of your revised disclosure on page 83 that you may expand into the apparel market.

10. You disclose on page 50 that miscellaneous sources of revenue such as royalty income and service related repair work and the associated sale of components represented less than 1% of your sales for each of the last three fiscal years. On page 86, however, you state that licensing agreements offer low investment costs and attractive margin opportunities. Please balance your disclosure on page 86 by clarifying that revenues related to these licensing agreements have been relatively small in recent periods.

Suppliers, page 88

11. We note your response to our prior comment 39. We also note your risk factor disclosure on pages 30 and 31 in which you discuss the potential impact if you lose single-source suppliers. Please revise to identify the materials used in your products that come from single-source suppliers. To the extent the loss of any of these single-source suppliers may have a material impact on your operations, please identify that particular supplier. Otherwise, please explain to us why you believe this information is not material to an understanding of your supply chain when you state that the loss of these suppliers could disrupt your business and have a material negative impact on your results of operations.

Loan, page 113

12. We note that you do not disclose the purpose of the loan to Mr. Boulton. Please tell us why you believe such disclosure is not material to investors in light of the circumstances of this transaction.

13. Please also tell us why you characterize the $251,095 paid to Mr. Boulton in April as a "bonus" rather than forgiveness of a loan. We note, for example, that you do not discuss this bonus on page 103 where you discuss Mr. Enterline's 2013 bonus. We also note that you do not explain what performance, if any, was being rewarded with the bonus.

Exhibits and financial statement schedules, page II-3

14. Please confirm that you intend to file the Management Services Agreement as an exhibit to the registration statement or tell us why you believe you are not required to do so.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Via E-mail
        Stephen Cooke
        Paul Hastings LLP